Health Authority Selects Response Biomedical’s RAMP System

BC’s Interior Health Authority Purchases RAMP Systems For Cardiac Testing

Vancouver, British Columbia, Dec. 13, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that the Interior Health Authority of British Columbia has purchased RAMP Systems intended for use in more than 25 hospitals and community care facilities, to assist in the early detection of heart attacks.

Rapid diagnosis of heart attacks is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without appropriate medical treatment reduces the patient’s chance of survival. The initial purchase followed a series of evaluations of RAMP’s performance compared to established point-of-care and laboratory based diagnostic systems. The RAMP System provides highly sensitive quantitative information within approximately 15 minutes, enabling physicians to quickly and accurately rule in or rule out heart attacks and provide the appropriate treatment.

“With 20,000 heart attack tests expected to be performed annually in this region, approximately 750,000 residents will enjoy the benefits of a locally developed diagnostic platform that has set a superior standard in point-of-care testing,” said Bill Radvak, President and CEO. “Similar to Group Purchasing Organizations in the United States, BC’s regional approach to administrating health care exploits the versatility our high performance RAMP System given its broad applicability to both hospitals and health care clinics.”

The RAMP System facilitates improved patient care, and reduces health care costs associated with unnecessary hospital admissions due to symptoms often mistaken for cardiac arrest. With its small footprint, ease of use and lab quality results, RAMP will provide a cost-effective solution to enable rapid testing in a broader range of facilities which are nearer to the patient.

Response Biomedical has received US Food and Drug Administration and Canadian regulatory clearance for its fluorescence-based RAMP Reader for general clinical use and three RAMP Cardiac Marker Tests for detecting troponin I, CK-MB and myoglobin. Cardiac markers are proteins released in the blood following damage to heart tissue, which may represent a heart attack.

In a Company sponsored dual predicate multi-center clinical trail, the RAMP troponin I test showed strong correlation with the Dade Dimension lab-analyzer and significant performance improvement versus the market-leading POC device at low troponin I concentrations. To review the published results, please visit the Company’s website. Both correlation and sensitivity are key performance criteria for clinical decision makers, and provide significant product differentiation opportunities for the Company's marketing efforts.

About Interior Health Authority
Established in 2001, the Interior Health Authority is the administrative organization responsible for providing all publicly funded health services to approximately 750,000 people in the Southern Interior of British Columbia. The region covers about 216,000 square kilometers and includes the Thompson Cariboo Shuswap, the Okanagan Similkameen, and East and West Kootenay. With a total annual budget of more than $1 billion, Interior Health’s main focus is on providing quality patient care in a cost effective manner. For more information, please visit www.interiorhealth.ca.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com